EMI

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

30th January, 2004.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 28th January 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 30th January 2004, confirming that, as at the close of business on 28th January 2004:

- The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each to 39,891,973 shares, being 5.059% of the shares in issue; and,

- The Capital Group Companies Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each to 35,272,780 shares, being 4.473% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

dlw 2/18

Enc.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/10

Company Announcements Office,
London Stock Exchange.

30th January, 2004.

Dear Sirs,

EMI Group plc - Holdings in Company

As required by paragraph 9.11 of the Listing Rules, we advise that, in respect of EMI Group plc Ordinary Shares of 14p each, the Company has been informed in letters dated and received by fax after the close of business on 29th January 2004 that, as at the close of business on 28th January 2004:

- The Goldman Sachs Group, Inc., on behalf of itself and its subsidiaries, had increased its interest to 39,891,973 shares, being 5.059% of the shares in issue. We were further notified that 26,267,182 shares were held by Goldman, Sachs & Co. and 13,624,791 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.; and,

- The Capital Group Companies, Inc. had decreased its interest to 35,272,780 shares, being 4.473% of the shares in issue. We were also advised that the interest in the said shares was held as set out below:

REGISTERED HOLDER	HOLDING
Capital Guardian Trust Company	2,125,500
Capital International Ltd	26,350,332
Capital International S.A.	943,608
Capital International, Inc.	3,278,340
Capital Research and Management Company	2,575,000

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary